Exhibit 12

STATEMENT RE: COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(Dollar amounts in thousands)

	For the Three Months Ended March 31,
	2007	2006
Earnings available to cover fixed charges:
Income from continuing operations	16,382	8,677
Interest expense	20,020	20,790
Minority interest convertible into Common Stock	474	503

Earnings available to cover net fixed charges	36,876	29,970

Fixed charges:
Interest expense	20,020	20,790
Interest capitalized	5,823	3,661

Fixed charges	25,843	24,451

Preferred stock dividends	4,468	4,468

Fixed charges and preferred stock dividends	30,311	28,919

Earnings available to cover fixed charges	36,876	29,970
Divided by fixed charges	25,843	24,451

Ratio of earnings to fixed charges	1.4x	1.2x

Earnings available to cover fixed charges	36,876	29,970
Divided by fixed charges and preferred stock dividends	30,311	28,919

Ratio of earnings to combined fixed charges and preferred stock dividends	1.2x	1.0x